

June 26, 2013

Via E-mail
Mr. G. Cotter Cunningham
Chief Executive Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

   Re: **RetailMeNot, Inc.**
     Registration Statement on Form S-1
     Filed June 17, 2013
     File No. 333-189397

Dear Mr. Cunningham:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 48

1. We note that all share and per share information for all periods presented has been adjusted to reflect the effect of the reverse stock split effective June 12, 2013. In this regard, please revise the description of your presentation of pro forma results, in the second bullet point in this section, to exclude the reference to the stock split.

Critical Accounting Policies and Estimates, page 81

Third-Party Valuation Methodology, page 85

2.   We note that you obtained third-party valuations throughout the past two years to estimate the fair value of your Series 1 common stock. In your disclosures, you refer to the methods that the third-party valuation firm(s) used to determine your enterprise value and fair value per share. Based upon your disclosures of the valuations performed in 2012 and 2013, it appears that you attribute the valuation results to the valuation expert(s), rather than management or your Board of Directors. While you are not required to refer to these independent valuations, when you do, you should also disclose the name of the expert and include the expert's consent as an exhibit. Accordingly, please revise to name the expert and include their consent. Alternatively, if management or your Board was responsible for the valuation results and only considered or relied in part upon a reports of third party experts, revise to disclose such fact. Please refer to question 141.02 of the Securities Act Compliance and Disclosure Interpretations which can be found at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant, at 202-551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Samer M. Zabaneh, Esq.
        Justin Bowes, Esq.
        DLA Piper LLP